October 8, 2019

Warren Sheppard
Chief Executive Officer
Kibush Capital Corp.
2215-B Renaissance Drive
Las Vegas, NV 89119

       Re: Kibush Capital Corp.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed October 2, 2019
           File No. 333-233066

Dear Mr. Sheppard:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed October 2, 2019

Related Party Transactions, page 36

1. We note your response to comment 2; however, your disclosure has not been revised.
       Please disclose the largest aggregate amount of principal outstanding, the amount of principal paid, the amount of interest paid and the interest payable for the loans from Mr.
       Sheppard in 2018 and 2019. Additionally, please disclose the information required by
       Item 404(c) of Regulation S-K for your promoters.
 Warren Sheppard
Kibush Capital Corp.
October 8, 2019
Page 2
Exhibit 23.2
Independent Registered Public Accounting Firm's Consent, page 1

2. Please amend to file a currently dated consent from your independent auditor.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameWarren Sheppard
                                                          Division of
Corporation Finance
Comapany NameKibush Capital Corp.
                                                          Office of Real Estate
& Construction
October 8, 2019 Page 2
cc:       Matt Stout
FirstName LastName